VIA EDGAR

December 24, 2014

Mara Ransom
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:            Knight Knox Development Corp.
Registration Statement on Form S-1
Filed October 8, 2014
File No. 333-199213

Dear Ms. Ransom:

This letter is in response to your comment letter dated November 3, 2014, with regard to the Form S-1 filing of Knight Knox Development Corp., a Nevada corporation ("Knight Knox" or the "Company") filed on October 8, 2014.  Responses to each comment have been keyed to your comment letter.

 General

1.	Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have both no operations and no or nominal non-cash assets. See Rule 405 of Regulation C under the Securities Act of 1933, as amended. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8 and the potential reduced liquidity or illiquidity of your securities. Also, please disclose your shell company status on your prospectus cover page and add a related risk factor.

Response:

Additional disclosures have been added on the cover page, in the Risk Factors and following the description of business.

2.	It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended, in view of the following:
•	Your disclosure indicates that you are a development stage company issuing penny stock;
•	You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
•	You have a net loss of $15,269 to date and you have not generated any revenues to date;
•	You have assets of only $14,731 consisting only of cash; and
•	Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company and disclose whether you are a blank check company and whether your business plan includes the plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Response:

According to the language of Rule 419, a blank check company:  "Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person…:  To my knowledge, the Commission has never defined what a 'specific business plan' entails. Typically, if the Commission believes the business plan needs additional specificity, it provides comments to assist the registrant in that process. And Knight Knox Development Corp. is stating that it does not have a plan to merge or acquire another business.

There is a distinct difference between being a shell company and a blank check company.  Your recitation of factors such as nominal assets, requiring additional funding and no revenues are factors used to determine shell status, not to determine bank-check status.

In addition, requiring Knight Knox Development Corp to file as a blank check company would make it impossible for the Company to further its current business plan.  It could not use the proceeds from the offering unless and until it located a business partner.  At that time, its business plan would, by necessity, change.  So, by claiming Knight Knox Development Corp.'s business plan is not sufficient to raise it above blank-check status, you are demanding it abandon that very plan.

Unless the Commission's position has been modified, in September 2003, Mr. John Reynolds stated at the Small Government Business Forum, that the SEC's was not applying Rule 419 to companies with a business plan but without revenues.

Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended (the "Securities Act"), defines a "blank check company" as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." We do not believe that we are a blank check company subject to the provisions of Rule 419, pursuant to the definition of "blank check Company" under Rule 419.

Specifically, we have a business plan relating to providing the Europe & American markets with a website where customers can list for sale goods and services, as described under "Description of Business" in the amended Registration Statement. Further, we have never indicated that our business plan is to engage in a merger or acquisition with an unidentified company, entity or person.  While we are considered a development stage company, as defined in Rule 1-02(h) of Regulation S-X, we are not a "blank check company" as we have a specific business plan and we have no current plans to "engage in a merger or acquisition with an unidentified company," entity or person.

•	We believe that we are a development stage company with no revenues.
•	We have received a going concern from our auditor.
•	We issue penny stock.
•	We currently have nominal assets consisting only of cash and prepaid expenses.
•	We are attempting to raise the additional funding do develop the business as described throughout this amended prospectus.
•	We have commenced some operations, but have not been able to generate revenue without further funding. We have initialized the development of our website and have incorporated and organized our company from a legal perspective to the point where we are able to file this prospectus.
•	We believe that we have provided specifics on our intended business development. We are focusing on providing the European and North American markets with an auction website where customers can sell and purchase goods and services.

Summary of Prospectus, page 3

3.	We note your disclosure that you will use the domain "www.offeritnow.com" to conduct your services. In this section or in the appropriate section in the filing, please disclose whether you own the domain name.
Response:
A disclosure has been added that the Company owns the domain accordingly in the appropriate sections.
4.	We note your disclosure throughout the filing that you have incurred $15,269 in expenses since inception. In this section, or in the appropriate sections throughout the filing, please disclose what activities comprised these expenses. In this regard, we note your disclosure that you have a $2,500 per month expense rate.
Response:
A disclosure indicating the expenses has been added accordingly.
Risk Factors, page 6
5.	We note your disclosure that you will have a non-U.S. resident officer and director. Please provide a risk factor discussing the difficulties U.S. stockholders may face in effecting service of process against your officer and director. This risk factor should address the risk U.S. stockholders face in: effecting service of process within the United States on your officers; enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the officers; enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against your officers; and bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against your officers.
Response:
A risk factor has been added.
Description of Business, page 15
Principal Products, Services and Their Markets, page 15

6.	Please disclose what geographical markets you plan on serving once you are operational. In this regard, we note statistical information citing both European and American markets. If you intend to conduct business internationally, please tell us what consideration was given to including a risk factor discussing the risks associated with international e-commerce.

Response:

A risk factor was included in the original registration statement on page 7 regarding e-commerce and security risks and an additional risk factor has been added regarding foreign currency exchange rates.

7.	With respect to third-party statements in this section - such as market data from Forrester Research- please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

Response:

The footnote reference did not display correctly and has been added to.  The industry report has also been filed as correspondence and each section that was used in the prospectus has been highlighted.  The report was not prepared for us or in connection with the offering.

8.	Please enhance your disclosure regarding the "classified" and "auction" sections of your planned business. Please discuss how each section will operate, generate revenue, associated costs, and any other material differences.

Response:

This disclosure has been expanded accordingly.

9.	We note your disclosure stating the ways in which you will generate revenue from your website. To the extent possible, please disclose the fees you will charge for transactions occurring on your website and the amounts you will charge for third party advertising.

Response:

This disclosure has been expanded according.

Plan of Operations, page 16

10.	We note your disclosure that you have hired an independent contractor to design and develop your website. Please disclose the material terms of the contract between the company and the contractor.

Response:

This disclosure has been updated accordingly.

11.	We note your disclosure that your sole officer may not be able to resolve any problems occurring with your website after it has become operational. Please add a risk factor discussing this risk.

Response:

A risk factor has been added.

Competitive Business Conditions and Strategy…, page 16

12.	Please revise this section to include a discussion of your competitive positioning within the e-commerce industry, as well as the methods by which you plan on competing within this industry. Please tell us what consideration was given to discussing the presence of eBay and Amazon as competitors in the e-commerce industry. Please refer to Item 101(h)(iv) of Regulation S-K.

Response:

This section has been updated accordingly.

Management's Discussion and Analysis of Financial Condition…, page 19

13.	Please include a discussion of the economic or industry-wide factors relevant to your proposed business operations. Please provide insight into material opportunities, challenges, and risks on which management is most focused for both the short term and long term as well as the actions it is taking to address such opportunities, challenges, and risks. Please discuss how these opportunities, challenges, and risks will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. For example, please discuss any trends concerning changing prices or availability of products. Please see Item 303(a)(3)(ii) of Regulation S-K.

Response:

A discussion has been added accordingly.

14.	Please revise to provide a more specific description of your plan of operations for the next twelve months, discussing how you plan to become operational and begin to generate revenue. Your discussion should include detailed milestones and the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how you intend to meet each of the milestones if you cannot receive funding.

Response:

This section has been revised and updated accordingly.

Directors and Executive Officers, page 22

15.	Please clarify whether Mr. Manley currently holds any position with snapitup.com. If so, please disclose in an appropriate place the apparent conflict of interest that exists between his involvement with two businesses that appear to have very similar business plans.

Response: This section has been updated accordingly.

Dilution, page 23

16.	It appears that your calculations of net tangible book value after the offering do not take into account estimated offering costs. Please revise your calculations since these costs will reduce post-offering net tangible book value.

Response:

This section has been updated accordingly.

17.	Please also include a comparison of the public contribution under the proposed public offering and the effective cash contribution of the officers, directors, promoters and affiliated persons. See Item 506 of Regulation S-K.

Response:

This section has been updated accordingly.

Financial Statements, page 25

Statements of Operations, page 29

18.	We note that basic and diluted net loss per common share for the year ended August 31, 2014 as $(0.00). In other places, such as in Selected Financial Data on page 18 and in Note 2 on page 32, net loss per share is shown as $(0.01). Please revise to be consistent throughout your document. Please also revise the weighted average common shares as appropriate.

Response:

The net loss per common share has been updated accordingly.

Exhibit 5.1

19.	We note the statement in the opinion that "the Shares will be registered for sale or transfer by the holders thereof pursuant to the provisions" of the registration statement. Please revise this statement given that the registration statement covers the sale – not the sale or transfer – of the Shares by the company – not by third party holders.

Response:

A revised exhibit 5.1 has been filed with this amendment.
Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (knightknoxcorp@fastservice.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.
Thank you in advance for your courtesies.

Sincerely,

/s/ James Manley
_____________________
James Manley, President